EX-99.Q
EXHIBIT Q.

                 TRAVELERS VARIABLE LIFE ACCUMULATOR - SERIES 3
                              RULE 6e-3(T)b(12)iii

This document sets forth, as required by Rule 6e-3(T)(b)(12)iii, the administrative procedures that will be followed by The Travelers Insurance Company and The Travelers Life and Annuity Company (hereinafter referred to as "Company") in connection with the issuance of its Travelers Variable Life Accumulator - Series 3 policy (hereinafter referred to as "Contract"), the transfer of assets held thereunder, and the redemption by Contract owners of their interests in such Contracts. The document also describes the method that the Company will use in adjusting the payments and Cash Values when a Contract is exchanged for a fixed benefit insurance policy, as required by Rule 6e-3(T)(b)(13)(v)(B).

     I.   PURCHASE AND RELATED TRANSACTIONS

          A.   PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

               The product associated with this Contract is a flexible premium variable universal life insurance policy. The Contract Owner must pay a first premium that is at least equal to one Deduction Amount as defined in the Contract. The Deduction Amount is determined based upon the Age, sex, and rate class of the Insured as well as the Stated Amount. After the first premium, The Company will bill the Contract Owner annually, semi-annually, or by other approved arrangement. Payment of Planned Premium will not guarantee that the Contract will remain in effect. Failure to pay Planned Premium will not necessarily cause the Contract to lapse. Other than the first premium, the Company does not require the payment of a premium of any specified amount.

               The Contract will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Contract Owners, but recognize that premiums must be based upon factors such as age, health, or occupation.

          B.   APPLICATION AND INITIAL PREMIUM PROCESSING

               Upon receipt of a completed application, the Company will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedure as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Contract will not be issued until this underwriting procedure has been completed.

               The first premium will be applied to the Contract on the later of the Contract Date or the date it is received at the Home Office. The Contract Date is the date on which the contract, benefits, and provisions of the Contract become effective, and is the date used to determine all future cyclical transactions for the Contract. Net Premiums (i.e., premiums paid less applicable Sales Expense Charge, Premium Tax Charge, and Federal Deferred Acquisition Cost Charge) received during the underwriting period will be deposited in a non-interest bearing account.

          C.   PREMIUM ALLOCATION

               During the Right to Cancel period, but after the underwriting period, the first Net Premium will generally be allocated to the Investment Options and Fixed Account in the percentages selected by the Contract Owner on the application (premium allocation instructions). Some states require that Net Premium payments be held in a money market option during this period. In such instances, the balance of the money market option will be allocated to the

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               Investment Options and Fixed Account based on the premium
               allocation instructions at the end of the Right to Cancel Period.

               Net Premium payments received on or after the expiration of the applicant's Right to Cancel Period will be allocated to purchase Accumulation Units of the Investment Options and Fixed Account as directed by the Contract Owner or, in the absence of such directions, as stated in the original application. The number of Accumulation Units of a particular Investment Option or Fixed Account to be credited to the Contract following the Company's receipt of a premium payment will be determined by dividing such payment, or applicable portion thereof, by the Accumulation Unit Value of that particular Investment Option or Fixed Account as computed on the next Valuation Date.

          D.   CONTRACT LOANS

               A Contract Owner may obtain a cash loan secured by the Contract by submitting a written request to the Company. The loan will be made within seven days following the receipt of such request provided that the requested amount plus any outstanding loan balance is not less than $500 and no greater than the Contract's Cash Value less any surrender penalties (as determined on the date that the loan is executed).

               On the date that the loan is made, a portion of the loan will be transferred from each Investment Option and the Fixed Account to the "Loan Account" based on the percentages that the Cash Value of each Investment Option and Fixed Account represents relative to the Cash Value of the Contract as a whole (unless the Contract Owner requests otherwise). The Loan Account will be credited interest by the Company at an annual effective rate of 4% in arrears and will not be affected by the investment performance of the Investment Options or the Fixed Account. When loan repayments are made, the amount of repayment will be deducted from the Loan Account and will be reallocated in proportion to the outstanding loan amount associated with each Investment Option and the Fixed Account.

               The Loan Account will be charged interest that must be paid by the Contract Owner in advance at an annual effective interest rate of 7.4% during the first fifteen contract years, and 3.85% thereafter.

               An outstanding loan decreases the Cash Surrender Value. While the Insured is living, all or any part of a loan secured by a Contract may be repaid while the Contract is still in effect.

          E.   REINSTATEMENT

               If the Contract lapses and was not surrendered for cash, the Contract Owner may submit a request for reinstatement at any time during the following three years. In addition, satisfactory evidence of insurability must be furnished to the Company upon reinstatement. The amount paid upon reinstatement must at least equal the sum of all Deduction Amounts due but unpaid, repayment or restoration of the Loan Account, and three hundred percent of (i.e., three multiplied by) the Deduction Amount calculated as of the Deduction Date next following receipt of premium by the Company. The Cash Value of the Contract upon reinstatement will be equal to the amount provided by the premium paid plus any Cash Value as of the date of lapse.

        F.     TRANSFER OF CASH VALUE

               As long as the Contract remains in effect, the Contract Owner may request that all or a portion of the Cash Value of a particular Investment Option be transferred to another Investment Option(s). The Contact Owner may make the request in writing by mailing such request to the Company at its Home Office, or by telephone. The Company reserves the right to restrict the number of such transfers to four times in any Contract Year (twelve in New York) and to charge $10 for each additional transfer (currently, there are no charges assessed for transfers). The Company reserves the right to restrict transfers by any market timing firm or any other third party authorized to initiate transfers on behalf of multiple contract owners. Among other

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               things, the Company may choose to not accept: (1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or (2) the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner. The Company further reserves the right to limit transfers that it determines will disadvantage other Policy Owners.

               Amounts may be transferred from the Fixed Account to any of the Investment Options twice each Policy Year. The amount of each transfer may not exceed the greater of: (a) $500 or (b) 12.5% of the Fixed Account value as of the date that the Company receives the transfer request. The Fixed Account is not available for transfers to the Investment Options through the Dollar Cost Averaging program. In addition, the Fixed Account is excluded from all Portfolio Rebalancing programs.

               The Company reserves the right to limit or deny requests for transfers from any Investment Option into the Fixed Account if, at the time that such request is received: (a) the Fixed Account value is greater than or equal to 30% of the Contract's Cash Value or (b) the Fixed Account value would become greater than or equal to 30% of the Contract's Cash Value as a result of the requested transfer.

          G.   MISSTATEMENT AS TO SEX AND AGE

               If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Contract would have provided had accurate information been furnished prior to issue.

     II.  REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

          A.   SURRENDER FOR CASH VALUE

               As long as the Contract is in effect, a Contract Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to surrender the Contract and receive its "Cash Surrender Value"; i.e., the Cash Value of the Contract determined as of the day the Company receives the Contract Owner's written request, less any outstanding contract loan, and less any applicable Surrender Charges. For full surrenders, the Company will pay the Cash Surrender Value of the Contract within seven days following receipt of the written request, or on the date requested by the Contract Owner, whichever is later. The Contract will terminate on the effective date of the surrender, which is the date that the Company receives the Contract Owner's written request.

               In the case of partial surrenders, the Death Benefit, Amount Insured, and Cash Value will be reduced by the amount surrendered, including any applicable partial Surrender Charge. This amount will also be deducted from the Stated Amount for Contracts issued with a Level Death Benefit Option. The deduction from the Cash Value for a partial surrender will be made on a pro rata basis against the Cash Value of each of the Investment Options and the Fixed Account associated with the Contract (unless the Contract Owner states otherwise in writing). The Contract also contains a free partial withdrawal provision whereby the partial Surrender Charge is waived for partial surrenders of up to 10% of the greater of the Cash Value or premiums paid (less any free partial withdrawals made in the same Contract Year).

          B.   BENEFIT CLAIMS

               Death Benefits are payable upon the Company's receipt of satisfactory proof of the Insured's death. The amount of Death Benefit paid to the Contract beneficiary may reflect adjustments related to a contract loan, suicide by the Insured within two years after the Issue Date of the Contract, material misstatements in the Contract application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment. In addition, if the Insured's death occurs during the 61-day period after the Company gives notice to the Contract Owner that the Cash Surrender Value of the Contract is insufficient to pay the Monthly

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               Deduction Amount then due, the Death Benefit that would otherwise be paid to the Contract Owner's beneficiary will be reduced by the amount of the Deduction Amount that is due and unpaid.

               While the Insured is living and the Contract is in force, the Contract may be changed from / to a Variable Death Benefit Option (Option 2) to / from a Level Death Benefit Option (Option 1). A Contract that is changed from Option 1 to Option 2 will require that satisfactory evidence of insurability be furnished to the Company.

               If a change is made from Option 2 to Option 1, the Stated Amount of the Contract will be increased by the Cash Value (determined on the day the Company receives a written change request or on the date the change is requested to become effective, if later) so that the Death Benefit payable under Option 1 at the time of the change will equal that which would have been payable under Option 2. In situations where a substantially funded Contract is changed from Option 2 to Option 1, a cash distribution may result and be reported as gross income to the Contract Owner.

               If a change is made from Option 1 to Option 2, the Stated Amount of the Contract will be decreased by the Cash Value (determined on the day the Company receives the written change request or on the date the change is requested to become effective, if later) so that the Death Benefit payable under Option 2 at the time of the change will equal that which would have been payable under Option 1. No change from Option 1 to Option 2 will be permitted if the change results in a Stated Amount of less than the minimum amount of $50,000.

               A Contract Owner may request an increase to the Stated Amount after the first Policy Year and prior to the Policy Anniversary on which the Insured is Age 86, provided that satisfactory evidence of insurability is furnished to the Company. The request must be made in writing and must be for an amount at least equal to $50,000. The effective date of any increase will be as shown on the new Policy Summary which the Company will send to the Contract Owner. The effective date of any increase in the Stated Amount will generally be the Deduction Date next following either the date of a new application, or if different, the date requested by the applicant. There is an additional Monthly Administrative Expense Charge and a Per Thousand of Stated Amount Surrender Charge associated with a requested increase in Stated Amount.

               A Contract Owner may request a decrease to the Stated Amount after the second Policy Year. The request must be made in writing and cannot result in a Stated Amount that is less than $50,000. The decrease will take effect on the Deduction Day on or following receipt of the written request, or the Deduction Day on or immediately following the requested effective date, whichever is later. For purposes of determining the cost of insurance charge, a decrease will be applied against the Stated Amount in the following order:

                    1)   most recent increase in the Stated Amount;

                    2) other increases in the reverse order in which they occurred;

                    3)   initial Stated Amount.

               There is a charge associated with a requested Stated Amount decrease that is determined in proportion to the charge that would otherwise apply to a full surrender. Also, in the case of a decrease in Stated Amount for a substantially funded Contract, a cash distribution may result and be reported as gross income to the Contract Owner.

               If the Insured is living on the Maturity Date (the anniversary of the Contract Date on which the Insured is Age 100), the Company will pay the Contract Owner the Cash Value of the Contract, less the Loan Account Value, less any amount payable to an assignee under a collateral assignment. The Contract Owner must surrender the Contract to the Company before such payment can be made, at which point the Contract will terminate and the Company will have no further obligations under the Contract.

               Contracts where the issue age of the Insured is less than 81 may be issued with a Coverage Extension Rider (not available in all jurisdictions). This Rider allows the Contract to continue in force beyond the Maturity Date. The Contract will be continued until the earlier of the

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               Insured's Death or the receipt of a request for full surrender.
               The Death Benefit after the Maturity Date will be equal to the Amount Insured as of the date of Death, less any loan amount due and any amounts payable under a collateral assignment. After the Maturity Date, interest on loans will continue to accrue and will be added to the total Loan Account Value, and loan repayments will be accepted. New loans, partial surrenders and transfers among the Investment Options and the Fixed Account will continue to be permitted after the Maturity Date. There is no charge for this rider.

               Contracts where issue age of the Insured is greater than 80 may be issued with a Maturity Extension Rider (not available in all jurisdictions). The Maturity Extension Rider allows the Contract to continue in force beyond the Maturity Date. The Contract will be continued until the earlier of the Insured's Death or the receipt of a request for full surrender. The Death Benefit after the Maturity Date will be equal to the Cash Value as of the date of Death, less any Loan Account value and any amounts payable under a collateral assignment. After the Maturity Date, interest on loans will continue to accrue and will be added to the total Loan Account Value, and loan repayments will be accepted. New loans, partial surrenders and transfers among the Investment Options and the Fixed Account will continue to be permitted after the Maturity Date. There is no charge for this rider.

          C.   LAPSE

               Thirty days after the Cash Surrender Value of the Contract is insufficient to pay the Deduction Amount due, the Company will send a required premium notice to the Contract Owner's last known address. If the required premium is not paid within 31 days after the notice is sent, the Contract will lapse with no Cash Value. If the Insured's death occurs during this 61 day "Grace Period", the Death Benefit payable under the Contract will be reduced by the Deduction Amount due plus the amount of any outstanding loan.

               Option 1 Contracts may be issued with a Lapse Protection Guarantee Rider (not available in all jurisdictions). This Rider provides that if, during the lifetime of the Insured, the total premiums paid, less any outstanding loans or partial surrenders equals or exceeds the cumulative Monthly Lapse Protection Premium specified in the Policy Summary, a Lapse Protection Guarantee will apply. With this Rider, the Contract will not lapse on a Monthly Deduction Day even if the Cash Surrender Value is not enough to pay the Monthly Deduction Amount due. The Monthly Lapse Protection Premium will change to reflect any changes made to the Stated Amount or Riders. If such a change is made, the Company will send a revised Policy Summary to the Contract Owner showing the new Monthly Lapse Protection Premium requirement. The Lapse Protection Premium requirement increases after the 10th Policy Year. The Rider may be cancelled in the event that the Contract is changed from Option 1 to Option 2.

          D.   CONTRACT LOANS

               See Purchases and Related Transactions - Contract Loans

          E.   TRANSFERS

               See Purchases and Related Transactions - Transfer of Cash Value

     III. CASH ADJUSTMENT UPON EXCHANGE OF THE CONTRACT

          Once the Contract is in effect, it may be exchanged at any time within the first 24 months after issue for a general account life insurance contract issued by the Company (or an affiliated company) on the life of the Insured without evidence of insurability. Benefits under the new life insurance contract will be described in the new contract. At the election of the Contract Owner, the new contract may be issued so as to provide the same Death Benefit or net amount at risk as is provided by this (former) Contract. Cost of insurance rates will be based on the same issue age and risk classification as were associated with the former Contract. Any outstanding contract loan must be repaid before the Company will make an exchange. At the time of the exchange, all previously

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          assessed cost of insurance and expense charges associated with the former Contract will be refunded and added to the Cash Value, which will then be adjusted to reflect the deduction of the cost of insurance and expense charges which would have been assessed had the new contract been issued originally.




Lawrence N. Segal, FSA, MAAA
Actuary, Life Products